Exhibit 99.1

2006 ANNUAL REPORT

UNITED STATES GAAP

Financial Highlights

Consolidated Statements of Operations Data

(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31,	2004	2005	2006
Revenue	$211,205	$107,144	$221,285
Gross margin	83,605	25,296	69,177
Gross margin percentage	39.6%	23.6%	31.3%
Gross margin percentage, excluding restructuring costs and inventory writedowns	39.6%	35.4%	31.3%
Total expenses	55,987	64,986	63,589
Net earnings (loss)	24,920	(36,468)	9,796
Diluted earnings (loss) per share	0.96	(1.44)	0.38

Revenue by product
PC card	59%	70%	71%
Embedded modules	33	13	24
Mobile	5	13	3
Other	3	4	2
	100%	100%	100%

Revenue by geographic region
Americas	89%	69%	64%
Europe, Middle East and Africa	6	12	17
Asia-Pacific	5	19	19
	100%	100%	100%

Consolidated Balance Sheet Data

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States GAAP)

Years ended December 31,	2005	2006

Cash, including short-term and long-term investments	$104,385	$86,992
Working capital	82,825	111,841
Long-term debt including obligations under capital lease	3,128	1,192
Total shareholders’ equity	137,815	152,832
Number of common shares outstanding	25,476,447	25,708,331

REPORT TO SHAREHOLDERS

2006 was a year of strong revenue growth, improving profitability and global channel expansion for Sierra Wireless. I am pleased to report that we achieved revenue of $221.3 million, an increase of 107% from 2005, and a record result for our company. While executing on this strong growth, we were also able to return the company to profitability, achieving net earnings of $9.8 million.

Our results in 2006 are in sharp contrast to 2005, a year that brought significant financial losses and our acknowledgement that we needed to restructure and redirect our business. Our team rose to the challenge in 2006—rejuvenating our product line, capturing new OEM design wins, expanding our global distribution channels and strengthening our business execution. Through our efforts, we not only boosted our financial results, I believe we have also improved our market position and set the stage for continued growth and improving profitability.

Rejuvenating Our Product Line

On the product front, we continued to transition our products to next-generation HSDPA and EV-DO Revision A high speed wireless networks, which deliver a much faster wireless data experience than previously available. Deployment of these new high speed networks continued at a rapid pace during 2006, and operators expanded their promotion efforts of new wireless broadband services as well.  Both of these developments helped to drive greater awareness and adoption of our expanding line of high speed 3G products.

AirCards

In our AirCard business, we entered 2006 following first-to-market successes late in 2005 with first generation AirCard products for HSDPA networks in both North America and Europe. During 2006, we launched our new AirCard 875, the first commercially available HSDPA 3.6 Mbps network card in the world, and the AirCard 595, our first AirCard for EV-DO Rev A networks.

The success of these new products contributed to a 110% year-over-year increase in AirCard sales, with growing momentum in the fourth quarter. Meanwhile, we are putting the finishing touches on two new AirCard product lines.  We introduced our first ExpressCard in 2006, with the announcement of the AirCard 597E for EV-DO Rev A networks.  We expect the AirCard 597E to be in carrier certification by the end of the first quarter of 2007.  ExpressCards for HSDPA networks are expected to follow later in 2007.

Our AirCard USB wireless modem, which plugs directly into USB ports of both notebook and desktop computers, was also introduced in 2006.  We expect the AirCard 595U for EV-DO Rev A and the AirCard 875U for HSDPA to be in carrier certification by the end of the first quarter of 2007 and shipping commercially early in the second quarter of 2007.  We have now secured purchase commitments for these products from major operators.

Embedded Modules

Our embedded module business also achieved impressive growth in 2006 as we continued to sharpen our focus on laptop manufacturers. We believe that embedded wide area wireless connectivity will eventually become more of a standard feature in new laptops—building on the current trend of providing embedded WiFi capability. We are leveraging our product strengths and experience with PC OEM customers to establish an industry-leading position in this nascent, but growing, market.

During 2006, we began commercial shipments of two new embedded modules designed specifically for laptops: the MC8775 for 3.6 HSDPA networks and the MC5725 for EV-DO Rev A networks. We also continued to grow our relationships with some of the biggest names in the laptop business, such as HP and Lenovo, while adding several new customers. By year-end, we had grown our PC OEM customer roster to 11, including Lenovo, HP, Fujitsu-Siemens, Panasonic, ASUSTeK, Dialogue and Itronix. Our 3G embedded module solutions are now at work inside 38 different platform and airlink combinations. Largely on the strength of our business with PC OEM customers, sales of our embedded module products grew to $51.9 million from $13.3 million in 2005, an increase of 289%.

MP Products

Our ruggedized MP products are high-margin vehicular modems designed for industrial and public safety applications. As we anticipated, sales of these products were modest in 2006 as customers awaited release of our new 3G versions. I am pleased to report that the first of our new 3G rugged mobile products, the MP595 for EV-DO Rev A networks and the MP875 for HSDPA networks, are expected to be in carrier certification and commercially available by the end of the first quarter of 2007. Once our MP product line is fully refreshed, we anticipate that it will once again become a consistent contributor of high-gross margin revenue.

Expanding Our Business Channels

The continued introduction of new products for emerging high speed wireless networks played a key role in helping us expand our global business channels in 2006.

In the Americas, we increased sales by 91% to $141.7 million, reflecting the success of our new products and growing relationships with leading operators like Cingular, Sprint and Verizon.

In Europe, we increased year-over-year sales by 209% to $38.4 million, while building relationships with a number of major operators. By year-end, our new HSDPA AirCards were available through debitel in Germany, Bouygues Telecom and Orange in France, O2 and Orange in the UK, Swisscom Mobile and sunrise in Switzerland, Telefonica in Spain and other operators in the region.

We also achieved significant growth in the Asia-Pacific region, with a doubling of revenue to $41.2 million. Embedded module sales to our PC OEM customers, many of whom manufacture their products in Asia, were a key driver of this growth.  Sales of our new AirCard 875 to Telstra in Australia and the AirCard 595 to Telecom New Zealand were another significant contributor to our revenue growth in the Asia-Pacific region.

We are pleased with the global channel expansion we achieved during 2006, particularly with wireless operators and OEMs.  We believe that our expanded base of global channels, combined with a stream of new product introductions, are good growth catalysts for our business.

Executing Effectively in a Growth Environment

Rapid market growth is a positive for our business and with this growth comes a shift in market dynamics and business model. During 2006, we saw the market for our products begin to transition from a niche, low-volume segment to a mainstream, high-volume segment. This new environment offers strong revenue growth for those players that can execute effectively, but it also brings added competition and lower gross margins.

We believe that we are effectively managing this transition by driving strong revenue growth and operating efficiency, while adding new, high gross margin products to our line up like our 3G rugged mobiles. We believe that our results in 2006 provide solid evidence that we are managing this transition effectively.  During the year, we more than doubled revenue compared to 2005, launched twice as many products, carefully managed operating expenditures and improved operating margins.  We believe that continuing to manage the business transition as we have, combined with bolstering our high gross margin product offerings, will enable us to continue to drive revenue growth and improved profitability.

Looking Forward

Overall, our intense focus on wide area wireless for mobile computing, combined with strong new product and business development execution, is driving improving results. We believe we have strong momentum with our recently launched products and expanded base of global channels, and this should continue to build as we launch even more new products in 2007.  We anticipate considerable revenue growth and improving profitability in the year ahead.

We are working on a bright future for Sierra Wireless and for our investors, employees, customers and business partners. We thank you for your continued confidence, and we look forward to reporting to you on more achievements in 2007.

/s/ Jason W. Cohenour
Jason W. Cohenour
President and Chief Executive Officer

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of March 21, 2007, has been prepared in accordance with United States generally accepted accounting principles (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide leading edge wireless wide area modem solutions for mobile computing. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems. Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, vehicle-based systems or fixed wireless terminals.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, mobile computing and the Internet, each of which we believe represents a growing market. Our products are based on widely deployed cellular technologies and operate on the networks of major wireless operators around the world.

Our products are primarily used by business and government organizations to enable their employees to access a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications. We sell our products through indirect channels, including wireless operators, resellers and OEMs.

Throughout 2004 we experienced stronger than expected demand primarily as a result of our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded module sales to palmOne. Customer concentration increased in our revenue base during 2004. Following our considerable revenue and earnings growth in 2004, we experienced a significant reduction in our business in 2005 relative to 2004 due to, among other things, increased competition for certain of our PC card products, a reduction in embedded module business volumes as a result of the completion of shipments to a key customer at the end of 2004 and some weakness in our product portfolio.

In order to address this change in our business, we restructured our operations in June 2005, which included exiting our Voq professional phone initiative. Since the mid-2005 restructuring, we have re-focused our business on our core PC card and embedded module segments, including the development of new products and the expansion of markets for these products. Our launch of several new UMTS/HSDPA and CDMA EV-DO Rev A products resulted in strong revenue growth during 2006. We returned to sequential quarterly revenue growth over the last half of 2005 and the first half of 2006.  During the third quarter of 2006, our revenues decreased slightly compared to the second quarter of 2006, as we transitioned our two largest customers to next generation products, which resulted in a slight reduction in sales of existing products to these customers ahead of the launch of the next generation products that occurred late in the quarter.  In the fourth quarter, we reported record revenue as sales of our recently launched next generation products drove strong sequential revenue growth.  In addition to improving revenue growth, we were profitable in all four quarters of 2006.

In  2006, our revenue increased 107% to $221.3 million, compared to $107.1 million in 2005. Gross margin in 2006 was 31.3%, compared to 23.6% in the same period of 2005. Net earnings were $9.8 million, or diluted earnings per share of $0.38 in 2006, compared to a net loss of $36.5 million, or loss per share of $1.44, in 2005. Our net earnings for 2006 include $3.8 million of stock-based compensation expense, compared to nil in 2005.

Our balance sheet remains strong, with $87.0 million of cash, cash equivalents and short and long-term investments, compared to $104.4 million at December 31, 2005. During 2006, cash of $8.1 million was used in operations, compared to cash used in operations of $17.3 million in 2005.

We continue to believe that the long-term growth prospects in the wireless wide area modem solutions for mobile computing industry remain strong, driven by continued deployment of high speed next generation 3G networks by carriers worldwide. We believe the deployment of these networks, combined with active promotion by carriers, will be a catalyst to increasing demand for high speed 3G wireless communications products, such as ours.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, technology transitions in both CDMA EV-DO and UMTS/HSDPA, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success PC OEMs achieve with sales of embedded solutions and our ability to compete effectively. We expect that competition from other wireless communications device manufacturers will continue to intensify. As more companies focus on opportunities in this market, we expect continued pressure on selling prices.

During the year, we launched eight new products, including our UMTS/HSDPA AirCard® 875, UMTS/HSDPA MC8775 embedded module, EV-DO Revision A AirCard 595 and EV-DO Revision A MC5725 embedded module, and anticipate an acceleration in new product launches in 2007.  We expanded our global channels, adding important operator channels like Verizon, Orange, O2 and Telefonica, while solidifying our position with key existing customers such as Cingular, Sprint and Telstra.  We also expanded our OEM channels and now have design wins with eleven PC OEM customers across multiple airlinks.  Our rejuvenated product line, expanded roster of channels and strong market growth underpin our expectation of strong revenue growth and continued profitability in 2007.

Specific product development and business development initiatives include:

AirCard Products:

PCMCIA PC Cards: The successful launch of our first UMTS/HSDPA PC cards, the AirCard 850 and 860, during the fourth quarter of 2005 helped us to establish a leadership position with this technology in North America and to re-establish our market position in Europe. In North America, we believe we continue to have a strong position with Cingular (now AT&T) with the launch of our UMTS/HSDPA AirCard 875 during 2006. The AirCard 875 was the first commercially available HSDPA 3.6 Mbps network card in the world.  During 2006, we began shipping our AirCard 860 to Rogers Communications in Canada as well.  In Europe, we launched our AirCard 850 and AirCard 875 with a number of operators and resellers. By the end of the year, we were supplying UMTS/HSDPA AirCards to debitel in Germany, Bouygues Telecom and Orange in France, O2 and Orange in the UK, Swisscom Mobile and sunrise in Switzerland, Telefonica in Spain and to other operators in the region.  We also commenced commercial shipments of our AirCard 875 to Telstra in Australia.

During 2006, we continued shipments of our EV-DO Revision 0 AirCard to several carriers in North America and Asia Pacific, including Sprint.  We commenced commercial shipments of our next generation EV-DO Revision A AirCard 595 to Sprint and Verizon and launched the AirCard 595 with Telecom New Zealand, the first launch of this product outside the United States.

Our AirCard products are now approved on 35 networks around the world.

Express Cards: During 2006, we announced the introduction of our ExpressCard product line, with the upcoming EV-DO Revision A AirCard 597E.  Built for notebook computers with ExpressCard expansion slots, the AirCard 597E is expected to be in carrier certification by the end of the first quarter of 2007. ExpressCards for use on HSDPA networks are expected to follow later in 2007.

USB Wireless Modems: During 2006, we announced the addition of wireless modems for USB ports to our product line.  This product will plug into the USB ports of both notebook and desktop computers.  We expect the AirCard 595U, for EV-DO Revision A networks and the AirCard 875U, for  HSDPA networks, to be in carrier certification late in the first quarter of 2007 and shipping commercially early in the second quarter of 2007.  We have now secured purchase commitments for these products from major operators.

Embedded Modules:

With the commencement by multiple leading laptop manufacturers of embedding high-speed wireless wide area capability inside laptops, we believe that the opportunity for sales of embedded modules has increased significantly. Our experience and track record in embedded wireless for mobile computing has allowed us to establish an early leadership position in providing embedded 3G wireless solutions to major PC OEMs.

We were first to market with HSDPA 3.6 Mbps capability with the HP nc6400 notebook. We have embedded module design wins with eleven PC OEM customers, including Lenovo and HP for both EV-DO and UMTS/HSDPA products, with Panasonic for EV-DO products, and with Fujitsu-Siemens Computers, ASUSTeK Computers and Dialogue Technology Corp. for UMTS/HSDPA products. Itronix, a specialty laptop manufacturer, also embeds a variety of our products across a number of airlinks. Six of our PC OEM customers currently have commercially available products featuring our 3G embedded module solutions, representing approximately 38 distinct platform and airlink combinations.

In addition to our success with PC OEM customers, we had strong growth and new design wins with our traditional OEM customers in 2006.  We have also secured several design wins with manufacturers of fixed wireless terminals, including Ericsson, for our EV-DO and/or UMTS/HSDPA embedded module products.

During 2006, we commenced shipments of our next generation embedded modules, the MC5725 for EV-DO Revision A networks and the MC8775 for UMTS/HSDPA 3.6 Mbps networks.  We have secured next generation design wins for UMTS/HSUPA with three of our existing OEM customers.

Rugged Mobile Products:

Our rugged mobile products are sold to public safety and field service organizations and are our highest gross margin products.  We experienced a decline in sales of products in this segment in 2006 as a result of not having 3G products to offer to our customers.  Development of 3G rugged mobile products is underway and we expect that both EV-DO Revision A and UMTS/HSDPA 3.6 Mbps versions of these products will enter carrier certification and be commercially available by the end of Q1 2007.  Once these products are launched, we expect this part of our business to grow and positively impact our financial results.

We believe our new product developments will provide us with a solid, leading edge 3G product portfolio in both principal wireless technologies and across the AirCard, embedded module and rugged mobile markets. With this stronger product portfolio, we expect to continue to be able to expand our channels in these markets.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2006, expressed as a percentage of revenue:

Years ended December 31,	2004	2005	2006

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	60.4	76.4	68.7
Gross margin	39.6	23.6	31.3
Expenses
Sales and marketing	9.5	14.5	6.2
Research and development, net	11.6	28.3	15.4
Administration	4.3	10.1	5.8
Restructuring and other charges	—	4.9	—
Amortization	1.2	2.8	1.4
	26.6	60.6	28.8
Earnings (loss) from operations	13.0	(37.0)	2.5

Other income	0.9	2.1	2.4
Net earnings (loss) before income taxes	13.9	(34.9)	4.9

Income tax expense (recovery)	2.1	(0.9)	0.5
Net earnings (loss)	11.8%	(34.0)%	4.4%

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2004	2005	2006

Revenue by product
PC card	59%	70%	71%
Embedded modules	33	13	24
Mobile	5	13	3
Other	3	4	2
	100%	100%	100%

Revenue by distribution channel
Wireless carriers	24%	47%	49%
PC OEM	1	6	13
Other OEM	33	8	12
Resellers	41	38	25
Direct and other	1	1	1
	100%	100%	100%

Revenue by geographical region
Americas	89%	69%	64%
Europe, Middle East and Africa (“EMEA”)	6	12	17
Asia-Pacific	5	19	19
	100%	100%	100%

Results of Operations — Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Revenue was $221.3 million for the year ended December 31, 2006, compared to $107.1 million in 2005, an increase of 107%.  The increase in revenue was due primarily to increased sales of our UMTS/HSDPA and EV-DO PC Cards through expanded channels, as well as an increase in sales of our CDMA EV-DO and recently launched UMTS/HSDPA embedded modules to both our PC OEM and traditional OEM customers.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 64%, 17% and 19%, respectively, of our total revenue in 2006 and 69%, 12% and 19%, respectively, in 2005.  Our North American business has increased by 91% compared to the prior year as a result of sales of our UMTS/HSDPA PC cards, the AirCard 860 and the AirCard 875, and sales of our CDMA EV-DO Rev A AirCard 595.  In Europe, revenue increased by 209%, compared to 2005, as a result of sales of our UMTS/HSDPA PC cards and embedded modules. In Europe, we launched our AirCard 850 and AirCard 875 with a number of operators and resellers. By the end of the year, we were supplying UMTS/HSDPA AirCards to debitel in Germany, Bouygues Telecom and Orange in France, O2 and Orange in the UK, Swisscom Mobile and sunrise in Switzerland, Telefonica in Spain and to other operators in the region.  Our business in the Asia-Pacific region has increased 100% in 2006, compared to 2005, due primarily to an increase in sales to PC OEM customers, as well as AirCard sales to Telstra in Australia.

In 2006, Cingular and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 40% of our revenue.  In 2005, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 36% of our revenue.

A growing market, combined with rapid channel expansion, recent new product launches of our UMTS/HSDPA AirCard 875, UMTS/HSDPA MC8775 embedded module, EV-DO Revision A AirCard 595 and EV-DO Revision A MC5725 embedded module and an anticipated acceleration in new product launches, underpin our expectation of strong revenue growth in 2007.

Gross margin

Gross margin amounted to $69.2 million, or 31.3% of revenue in 2006, compared to $25.3 million, or 23.6% of revenue in 2005.  Included in gross margin for 2005 was $12.7 million in restructuring charges.  Excluding this amount, gross margin for 2005 amounted to $38.0 million, or 35.4% of revenue.  The decline in gross margin percentage resulted primarily from increased product costs of our newer, lower gross margin AirCard products, increased sales of lower margin embedded module products and a reduction in sales of higher margin rugged mobile and legacy AirCard products.  Included in gross margin for 2006 is $0.4 million of stock-based compensation expense, compared to nil in 2005.  During 2006, the gross margin on the sale of previously written down Voq product was nil, compared to $0.5 million in 2005.

In 2007, we expect that continued pressure on selling prices in our AirCard and embedded module products, due to intensified competition, combined with decreased sales of higher margin legacy AirCard products, will put pressure on our gross margins.  We expect this will be partially offset by increased sales of higher margin rugged mobile products and lower cost of goods sold as a result of expected increased unit volume.

Sales and marketing

Sales and marketing expenses were $13.7 million in 2006, compared to $15.6 million in 2005, a decrease of 11.8%.  Sales and marketing expenses declined despite the inclusion of $0.5 million of stock-based compensation expense in 2006 as compared to nil in 2005. Sales and marketing expenses as a percentage of revenue decreased to 6.2% in 2006, compared to 14.5% in 2005, due primarily to the increase in revenue for fiscal 2006, combined with reduced costs resulting from the 2005 restructuring and continued cost containment.  While managing sales and marketing expenses relative to revenue, we expect to continue to make selected investments in sales and marketing as we introduce new products, market existing products, expand our distribution channels and focus on key customers around the world.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $34.1 million in 2006, compared to $30.4 million in 2005, an increase of 12.3%.  The increase is due to the significant investment in new products being developed in both CDMA EV-DO and UMTS/HSDPA technologies.  In 2006, eight new products were launched compared to four in 2005.  In addition, there was an increase in repayments of repayable government research and development funding and the inclusion of $0.7 million of stock-based compensation expense in 2006, compared to nil in 2005.

Gross research and development expenses, excluding the government research and development funding and repayments, were $32.1 million or 14.5% of revenue in 2006, compared to $30.4 million, or 28.4% of revenue, in the same period of 2005. With the termination of the Voq professional phone initiative in June 2005, no further government research and development funding is anticipated in the near future.

We expect gross research and development expenses to grow during 2007 as we continue investing in new products for new technologies.

Administration

Administration expenses amounted to $12.9 million, or 5.8% of revenue, in 2006, compared to $10.8 million, or 10.1% of revenue, in 2005.  The increase of $2.1 million is primarily due to the inclusion of $2.2 million of stock-based compensation expense in 2006, compared to nil in 2005. In 2005, administration expenses included the provision of $1.0 million for future legal costs related to litigation matters.

Restructuring and other charges

Restructuring and other charges were nil during 2006, compared to $5.3 million in 2005. During the second quarter of 2005, we exited the Voq professional phone initiative and implemented certain non-Voq related reductions to our operating expenses and assets.  In 2005, we recorded restructuring and other charges of $18.5 million, consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Of the total amount of $18.5 million, $5.3 million was charged to restructuring and other charges, $12.7 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $5.3 million in 2006, compared to $2.3 million in 2005.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due to an increase in interest income from rising interest rates that was partially offset by a smaller investment balance and an increase in foreign exchange gains.  Our foreign exchange gain in 2006 was $0.9 million, compared to a foreign exchange loss of $1.0 million in 2005.

Income tax expense (recovery)

Income tax expense was $1.0 million during 2006, compared to an income tax recovery of $0.9 million in 2005.  The 2005 income tax recovery, excluding the increase in our deferred tax asset valuation allowance of $0.5 million recognized on the restructuring, was $1.4 million.  The income tax expense in 2006 is due to an increase in taxable income in 2006, whereas the income tax recovery in 2005 is a result of the utilization of loss carrybacks to recover income taxes previously paid.

Net earnings (loss)

Our net earnings amounted to $9.8 million, or diluted earnings per share of $0.38, in 2006, compared to a net loss of $36.5 million, or loss per share of $1.44, in 2005.  Our net loss in 2005 includes restructuring and other charges of $18.5 million and a provision for future legal costs of $1.0 million.  Net earnings for 2006 include $3.8 million of stock-based compensation expense, compared to nil in 2005.

The weighted average diluted number of shares outstanding increased to 25.9 million in 2006, compared to 25.4 million in 2005 because dilutive securities, such as stock options, are included in the total when we are in a profitable position, as is the case in 2006, but are not included when we are in a loss position, as was the case in 2005.

Results of Operations — Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

During the fourth quarter of 2006, our revenue increased 82% to $68.3 million, compared to $37.6 million in the same period of 2005.  PC card sales grew significantly, driven primarily by the recent launch of our UMTS/HSDPA 3.6 Mbps and EV-DO Revision A products and the expansion of sales channels in Europe and North America.  Embedded module sales also grew considerably, driven primarily by an increase in sales to our PC OEM customers. In the fourth quarter of 2006, Cingular and Verizon each accounted for more than 10% of our revenue, and in the aggregate, these two customers represented 37% of our revenue.

Gross margin for the three months ended December 31, 2006 was 26.0%, compared to 38.6% in the same period of 2005.  Gross margin in the fourth quarter of 2005 included the favourable impact of approximately $1.2 million from the completion of a royalty agreement with an intellectual property holder. This agreement finalized a cumulative royalty obligation that was less than what had been previously expensed in cost of goods sold.  The decline in gross margin percentage in the fourth quarter of 2006 resulted primarily from increased product costs of our newer, lower gross margin AirCard products, increased sales of lower margin embedded modules products and a reduction in sales of higher margin rugged mobile and legacy AirCard products.  Included in gross margin for 2006 is $0.1 million of stock-based compensation expense, compared to nil in 2005.

Operating expenses were $16.4 million in the fourth quarter of 2006, compared to $14.6 million in the same period of 2005.  This increase reflects the significant research and development investment being made to develop new products as well as $0.9 million of stock-based compensation expense included in the fourth quarter of 2006, compared to nil in the same period of 2005.  Operating expenses in 2005 include the recovery of approximately $0.7 million from insurance proceeds related to an ongoing legal proceeding, offset by a $0.6 million writedown of patents and licenses and $0.3 million of restructuring charges associated with our facilities.

Net earnings for the fourth quarter increased to $2.4 million in 2006, or $0.09 per diluted share, compared to $0.9 million in 2005, or $0.04 per diluted share.

Results of Operations — Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Revenue was $107.1 million for the year ended December 31, 2005, compared to $211.2 million in 2004, a decrease of 49.3%.  The decrease in revenue was due primarily to a decrease in sales of PC cards and embedded modules.  During the first part of 2005, PC card revenue decreased primarily due to reported channel inventory at some of our channel partners that was sufficient to meet near term customer demand and the impact of increased competition in CDMA EV-DO PC cards.   The competitive environment in CDMA EV-DO PC cards intensified over the year, which had a negative impact on our sales of CDMA EV-DO PC cards and resulted in a loss of market share at Verizon Wireless.  Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.   In the second quarter of 2005 we announced our plan to exit the Voq professional phone initiative.  During 2005, revenue from the sale of previously written down Voq product was $1.5 million.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 69%, 12% and 19%, respectively, of our total revenue in 2005 and 89%, 6% and 5%, respectively, in 2004.  Our North American business decreased significantly compared to the prior year as a result of a decline in sales of our PC card and embedded module products to certain North American customers.  Consistent with the past several years, our business continues to be driven predominantly by short lead-time purchase orders from channels and end customers rather than by long-term, large volume commitments.  In Europe, the deployment of UMTS networks negatively affected our GSM/GPRS sales in that region as we did not have a UMTS compatible product until the fourth quarter of 2005. This negative impact was partially offset by sales of our EDGE product.  Our business in the Asia-Pacific region increased as a result of strong sales of CDMA EV-DO and EDGE PC cards.

In 2005, Cingular and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 36% of our revenue.  This compared favorably with the same period in 2004 in which two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 51% of our revenue.

Gross margin

Gross margin amounted to $25.3 million in 2005.  Of the total $18.5 million restructuring and other charges that were recorded in 2005, $12.7 million was charged to gross margin.  Excluding this amount, gross margin amounted to $38.0 million, or 35.4% of revenue, in 2005, compared to $83.6 million, or 39.6% of revenue, in 2004.  The decline in gross margin percentage resulted primarily from lower selling prices of our PC card products and lower volumes overall, offset slightly by a favorable product mix between higher margin PC cards and rugged mobiles versus lower margin embedded modules.  During 2005, gross margin on the sale of previously written down Voq product was $0.5 million.

Sales and marketing

Sales and marketing expenses were $15.6 million in 2005, compared to $20.0 million in 2004, a decrease of 22.4%.  This decline reflected the impact of our business restructuring and continued cost containment.  Sales and marketing expenses as a percentage of revenue increased to 14.5% in 2005, compared to 9.5% in 2004, due primarily to the decrease in revenue for 2005.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $30.4 million in 2005, compared to $24.5 million in 2004, an increase of 23.8%.

Gross research and development expenses, before Government of Canada’s Technology Partnerships Canada (“TPC”) research and development funding, were $31.3 million, or 29.2% of revenue in 2005, compared to $27.2 million, or 12.9% of revenue, in 2004.  Repayment of TPC funding of $0.9 million was included in our gross research and development expenses in 2005, compared to $1.9 million in 2004.  Gross research and development expenses increased due to the development of new PC cards and embedded modules.  With our decision to exit the Voq professional phone initiative, research and development expenditures and TPC funding associated with that initiative ceased.

During 2004, we signed a second agreement with the Government of Canada’s TPC program under which we were eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of the Voq professional phone initiative.  The agreement was effective for development work commencing April 2003.  In 2005, funding of $0.9 million was recognized.  Funding of $2.6 million was recognized during 2004, of which $1.1 million related to the period from April 1, 2003 to December 31, 2003.  Our TPC funding was based on research and development work completed in each quarter.  With the termination of the Voq professional phone initiative no further TPC funding is anticipated.

Administration

Administration expenses amounted to $10.8 million, or 10.1% of revenue, in 2005, compared to $9.0 million, or 4.3% of revenue, in 2004.  The increase of $1.8 million was primarily due to the provision of $1.0 million for future legal costs related to litigation matters and an increase in other professional fees.  In addition, administration expenses in 2004 were net of recoveries of $0.5 million from Metricom, a former customer, related to a settlement agreement for which there was no comparable recovery in 2005.

Restructuring and other charges

During the second quarter of 2005, we exited the Voq professional phone initiative and implemented certain non-Voq related reductions to our operating expenses and assets.  During the fourth quarter we recorded additional charges primarily related to a change in estimate of our facilities restructuring originally announced in the second quarter of 2005.  As a result, in 2005 we recorded restructuring and other charges of $18.5 million, consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Of the total amount of $18.5 million, $5.3 million was charged to restructuring and other charges, $12.7 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $2.3 million in 2005, compared to $1.7 million in 2004.  Other income included interest income, interest expense and foreign exchange gains and losses.  This increase was due primarily to an increase in interest income from rising interest rates that was partially offset by a smaller investment balance and foreign exchange losses.

Income tax expense (recovery)

During 2005, our income tax recovery was $0.9 million, compared to income tax expense of $4.4 million in 2004.  Income tax recovery, excluding the increase in our deferred tax asset valuation allowance of $0.5 million recognized on the restructuring, was $1.4 million.  The income tax recovery was a result of the utilization of loss carrybacks to recover income taxes previously paid in 2004.

Net earnings (loss)

Our net loss amounted to $36.5 million, or loss per share of $1.44, in 2005, compared to net earnings of $24.9 million, or diluted earnings per share of $0.96, in 2004.  Our net loss in 2005, excluding restructuring and other charges of $18.5 million and the provision for future legal costs of $1.0 million, was $17.0 million, or loss per share of $0.67.

The weighted average diluted number of shares outstanding decreased to 25.4 million in 2005 compared to 26.1 million in 2004 because dilutive securities such as stock options are excluded from the total when we are in a loss position, as was the case in 2005.

Stock-Based Compensation

In 2005, the Board of Directors approved the accelerated vesting of certain “out-of-the-money” stock options previously granted under the our stock option plan to participants other than board members and executive officers of the Company. The accelerated vesting of these options had the positive effect of rewarding those eligible participants during a challenging year as well as reducing the future expense associated with those options as a result of a change in United States GAAP. Effective January 1, 2006, we are required to expense the fair value of all stock-based compensation arrangements, including employee stock options, in our financial statements. Prior to January 1, 2006, we were only required to provide pro forma disclosure in the notes to the financial statements of our net income (loss) after the effect of employee stock-based compensation expense.

In aggregate, the vesting of stock options to purchase 175,650 common shares, with an exercise price of US$14.25 per share or greater, were accelerated.  The exercise price of the options was 25% higher than the market price at the time the Board of Directors approved the accelerated vesting.  The options became exercisable as of November 2005, but would otherwise have vested over time up to December 2008.  The term, exercise price and number of common shares issuable upon exercise remained unchanged.

Accelerating the vesting of these stock options resulted in expensing approximately $2.3 million in our pro forma note disclosure in 2005. The impact was a reduction of our otherwise calculated stock-based compensation expense of approximately $1.1 million in 2006 and expected reductions of approximately $1.1 million in 2007 and $0.1 million in 2008.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., is named as a defendant in a class action complaint for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The settlement of this litigation was approved by the Superior Court of the State of California for the County of San Diego in February 2007.  The settlement, which will be recorded once the appeal period has ended, will have no net effect on our income statement.  If the judgment of the Court does not become final due to a successful appeal, the litigation will continue and although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

The Company and certain of our current and former officers are named as defendants in several class action complaints for alleged violations of federal securities laws, which are consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York. The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the Company and the other defendants filed a motion to dismiss on April 7, 2006. To date, the Court has not considered the motion to dismiss. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defence that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Subsequent Event

On March 6, 2007, we announced a definitive agreement to acquire 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  Under the terms of the definitive agreement, Sierra Wireless will pay $10.0 million of cash consideration, subject to customary closing adjustments, and will issue approximately 1.3 million shares of Sierra Wireless to the shareholders of AirLink.  The completion of the combination is expected by the end of June 2007.

The combination joins AirLink, a leading provider of fixed, portable and mobile wireless connectivity devices, embedded software and remote device management software, with Sierra Wireless, a leading provider of wide area wireless solutions for mobile computing.  The combined entity is expected to be a leader in mobile computing as well as rugged, intelligent mobile and M2M connectivity solutions.  The acquisition is consistent with our strategy of renewing and strengthening our emphasis on higher gross margin products and solutions.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, adequacy of warranty reserve, royalty obligations and income taxes.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Other than the change in accounting for stock-based compensation disclosed earlier, during the year ended December 31, 2006, we did not adopt any new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers, that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $9.9 million and goodwill of $18.4 million generated from our acquisition of AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of each of 2004, 2005 and 2006 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 that has been subsequently adjusted as a result of changes in our assumptions used to estimate the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions, including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  As market conditions change, we will adjust our provision accordingly.

•                  We are engaged in certain legal actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  Effective January 1, 2006, we adopted the fair value recognition provisions of FAS 123R, using the modified prospective transition method and therefore have not restated results for prior periods. Under this transition method, we recognize compensation expense for all stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of FAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Under the fair value recognition provisions of FAS 123R, we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash used by operating activities was $8.1 million in 2006, compared to cash used by operating activities of $17.3 million in 2005.  The use of cash in operating activities in 2006 primarily resulted from net earnings for the year of $9.8 million adjusted for non-cash items and changes in other operating assets and liabilities of $17.9 million.

Investing Activities

Cash used by investing activities was $10.3 million in 2006, compared to cash used by investing activities of $50.0 million in 2005.  The use of cash in investing activities during 2006 was due primarily to the expenditures on intangible assets of $1.6 million and on fixed assets of $9.1 million, compared to $2.1 million and $8.3 million, respectively, in 2005.  Expenditures for intangible assets were primarily for license fees and patents while fixed asset expenditures were primarily for research and development equipment, tooling, computer equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was $0.2 million in 2006, compared to nil in 2005.  Cash provided by financing activities in 2006 was from the proceeds on the exercise of stock options, partially offset by the repayment of long-term liabilities.

As of December 31, 2006, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  In the near term, we expect that our cash flow from operating activities will be positive.    We believe our cash, cash equivalents and short and long-term investments of $87.0 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during 2007 are expected to be primarily for research and development equipment, tooling, licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2006:

Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2007	$3,006	$6	$3,012
2008	2,900	—	2,900
2009	2,220	—	2,220
2010	2,211	—	2,211
2011	1,242	—	1,242
Thereafter	96	—	96
Total	$11,675	$6	$11,681

We have entered into purchase commitments totalling approximately $77.5 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $77.5 million of product from certain contract manufacturers between January 2007 and March 2007.

Sources and Uses of Cash

During 2006, we had an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at December 31, 2006 was nil (2005 — nil).

During 2006, we obtained a letter of credit to ensure the performance of a third party in accordance with specified terms and conditions. At December 31, 2006, we had $3.2 million outstanding under the letter of credit, which approximates the fair value.

Our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments.   Our customers are typically under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, long-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short and long-term investments amounted to $87.0 million at December 31, 2006, compared to $104.4 million at December 31, 2005.

•                  Accounts receivable amounted to $57.4 million at December 31, 2006, compared to $20.3 million at December 31, 2005.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime.  At December 31, 2006, there were no borrowings under this facility.

Market Risk Disclosure

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the year ended December 31, 2006, we have recorded a foreign exchange gain of approximately $0.9 million.  As we have available funds and very little debt, we have not been materially adversely affected by significant interest rate fluctuations.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  As our business expands in Europe, we expect that we will be increasingly exposed to risks associated with the Euro. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the year ended December 31, 2006, there were no material related party transactions.

Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2006.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

The Company does not expect that its disclosure controls and procedures will prevent all error and all fraud, if any. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The Company considered these limitations during the development of it disclosure controls and procedures and will continually re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Changes in Internal Controls Over Financial Reporting

As 2006 is the first year that management is reporting on our internal controls over financial reporting, as set out above, we have no changes to report.  On a going forward basis, under this heading, we will describe significant changes to our internal controls.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2006 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

	Quarter Ended				Year
2006	March 31	June 30	Sept. 30	Dec. 31	2006

Revenue	$45,224	$55,223	$52,535	$68,303	$221,285
Cost of goods sold	28,567	36,366	36,651	50,524	152,108
Gross margin	16,657	18,857	15,884	17,779	69,177

Expenses:
Sales and marketing	3,750	3,726	2,820	3,418	13,714
Research and development, net	7,528	8,905	8,830	8,824	34,087
Administration	2,747	3,301	3,427	3,404	12,879
Amortization	759	748	697	705	2,909
	14,784	16,680	15,774	16,351	63,589
Earnings from operations	1,873	2,177	110	1,428	5,588
Other income	1,175	1,306	1,146	1,627	5,254
Earnings before income taxes	3,048	3,483	1,256	3,055	10,842
Income tax expense (recovery)	461	(287)	188	684	1,046
Net income	$2,587	$3,770	$1,068	$2,371	$9,796

Earnings per share:
Basic	$0.10	$0.15	$0.04	$0.09	$0.38
Diluted	$0.10	$0.15	$0.04	$0.09	$0.38

Weighted average number of shares (in thousands):
Basic	25,492	25,602	25,660	25,681	25,609
Diluted	25,736	25,959	25,874	25,856	25,857

	Quarter Ended				Year
2005	March 31	June 30	Sept. 30	Dec. 31	2005

Revenue	$20,180	$21,930	$27,474	$37,560	$107,144
Cost of goods sold	13,055	27,852	17,883	23,058	81,848
Gross margin	7,125	(5,922)	9,591	14,502	25,296

Expenses:
Sales and marketing	4,289	4,331	2,963	3,968	15,551
Research and development, net	7,261	7,399	7,864	7,841	30,365
Administration	2,935	3,892	2,435	1,556	10,818
Restructuring and other charges	—	4,926	—	329	5,255
Amortization	691	679	728	899	2,997
	15,176	21,227	13,990	14,593	64,986
Loss from operations	(8,051)	(27,149)	(4,399)	(91)	(39,690)
Other income	535	220	659	863	2,277
Earnings (loss) before income taxes	(7,516)	(26,929)	(3,740)	772	(37,413)
Income tax expense (recovery)	78	(222)	(662)	(139)	(945)
Net income (loss)	$(7,594)	$(26,707)	$(3,078)	$911	$(36,468)

Earnings (loss) per share:
Basic	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)
Diluted	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)

Weighted average number of shares (in thousands):
Basic	25,358	25,364	25,381	25,439	25,385
Diluted	25,358	25,364	25,381	26,111	25,385

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our quarterly results were as follows:

•                  Revenue in 2006 increased significantly compared to 2005 as a result of several new AirCard and embedded module product introductions and the expansion of our sales channels.  During 2006, gross margin declined as a result of increased product cost for our newer AirCard products, higher sales of lower margin embedded module products and lower sales of higher margin rugged mobile products.

•                  Relative to the comparable periods in 2004, revenues decreased during the four quarters of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet customer demand in the first quarter of 2005, and increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•                  Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005.  Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

•                  Revenues increased during 2004 as a result of the introduction of new products, our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded modules sales to palmOne.

•                  During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program.  The agreement was effective for development work commencing April 2003.  Funding of $1.4 million was recognized as a reduction to research and development expenses in the first quarter of 2004, of which $1.1 million related to the period from April 1, 2003 to December 31, 2003.  With the termination of the Voq professional phone initiative in the second quarter of 2005, no further TPC funding is anticipated.

Selected Annual Information

Years ended December 31,	2004	2005	2006

Revenue	$211,205	$107,144	$221,285
Net earnings (loss)	24,920	(36,468)	9,796
Diluted earnings (loss) per share	0.96	(1.44)	0.38
Total assets	215,594	173,980	211,608
Total current and long-term portions of long-term liabilities and obligations under capital lease	3,456	3,128	1,992

Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (‘forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond the control of the Company.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to further restructure or take other actions and our share price may decline.

During 2006, our net earnings were $9.8 million.  However, as a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in that year. Our accumulated deficit at December 31, 2006 was $73.1 million. While we had earnings from operations for each of the two years ended December 31, 2004 and 2003, we incurred a loss from operations in each of the three fiscal years ended December 31, 2000, 2001 and 2002. Our ability to achieve and maintain profitability in the future will depend on, among other things, the success of our restructuring, the continued sales of our current products and the successful development and commercialization of new products. While we have returned to profitability for five sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to further restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenues, gross margin and earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products;

•                  The timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  The achievement of milestones related to our professional services contracts;

•                  The amount of inventory held by our channel partners;

•                  Price and product competition from our competitors, which may result in lower selling prices for some of our products;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible increased inventory levels;

•                  Concentration in our customer base;

•                  Possible delays or shortages in component supplies; and

•                  Possible product quality or factory yield issues that may increase our cost of goods sold.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

We are subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless communications industry is subject to rapid technological change, meaning that the wireless technology standards continually evolve, and there are frequent product introductions and short product life cycles.  The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our material customers could adversely affect our revenues and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues as the Company sells most of its products through network carriers, resellers and OEMs rather than directly to end user customers. Many of these carriers and resellers also sell products of our competitors.  Accordingly, our business and future success depends on our ability to build on existing relationships and establish and develop new relationships with network carriers and resellers.

In the three months ended December 31, 2006, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented 37% of our revenue. In the last three fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. In the year ended December 31, 2006, two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented 40% of our revenue. If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products or suffers from business failure, our revenues and profitability could decline, perhaps materially.

In addition, our current customers purchase our products under stand-alone purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenues could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preference and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•      Our ability to attract and retain skilled technical employees;

•      The availability of critical components from third parties;

•      Our ability to successfully complete the development of products in a timely manner;

•      The ability of third parties to complete and deliver on outsourced product development engagements; and

•      Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a limited number of third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•      The absence of guaranteed manufacturing capacity;

•      Reduced control over delivery schedules, production yields and costs; and

•      Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•                  Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•      Higher than anticipated acquisition and integration costs and expenses;

•                  Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•      The difficulty and expense of integrating the operations and personnel of the companies;

•      Disruption of our ongoing business;

•                  Diversion of management’s time and attention away from our remaining business during the integration process;

•                  Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•      The inability to implement uniform standards, controls, procedures and policies;

•      The loss of key employees and customers as a result of changes in management;

•      The incurrence of amortization expenses; and

•                  Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in the Company taking a more aggressive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•      We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•      We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•                  We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•                  We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•      The diversion of management’s attention and resources;

•      Our relationships with customers may be adversely affected; and

•      We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•                  Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•      Undetected misappropriation of our intellectual property;

•      The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•      Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•      Increased credit management risks and greater difficulties in collecting accounts receivable;

•      Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•      Uncertainties of laws and enforcement relating to the protection of intellectual property;

•      Language barriers; and

•      Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 14 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2006. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and Chief Executive Officer	Chief Financial Officer
January 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of computing stock-based compensation in 2006.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

January 31, 2007, except as to notes 15(d)(i) and 19, which are as of March 6, 2007

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

Years ended December 31,	2004	2005	2006
Revenue	$211,205	$107,144	$221,285
Cost of goods sold	127,600	81,848	152,108
Gross margin	83,605	25,296	69,177

Expenses:
Sales and marketing	20,029	15,551	13,714
Research and development, net (note 13)	24,527	30,365	34,087
Administration	8,993	10,818	12,879
Restructuring and other charges (note 3)	—	5,255	—
Amortization	2,438	2,997	2,909
	55,987	64,986	63,589
Earnings (loss) from operations	27,618	(39,690)	5,588
Other income	1,700	2,277	5,254
Earnings (loss) before income taxes	29,318	(37,413)	10,842
Income tax expense (recovery) (note 12)	4,398	(945)	1,046
Net earnings (loss)	$24,920	$(36,468)	$9,796

Earnings (loss) per share (note 14):
Basic	$0.99	$(1.44)	$0.38
Diluted	$0.96	$(1.44)	$0.38

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

December 31,	2005	2006
Assets
Current assets:
Cash and cash equivalents	$64,611	$46,438
Short-term investments (note 4)	24,907	40,554
Accounts receivable, net of allowance for doubtful accounts of $1,867 (2005 — $1,561)	20,252	57,441
Inventories (note 5)	3,316	18,889
Deferred income taxes (note 12)	—	118
Prepaid expenses	3,974	6,032
	117,060	169,472

Long-term investments (note 4)	14,867	—
Fixed assets (note 6)	11,647	13,400
Intangible assets (note 7)	10,693	9,892
Goodwill (note 7)	19,227	18,409
Other assets	486	435
	$173,980	$211,608

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,971	$16,608
Accrued liabilities	28,644	39,543
Deferred revenue and credits	422	633
Current portion of long-term liabilities (note 8)	894	841
Current portion of obligations under capital lease	304	6
	34,235	57,631

Long-term liabilities (note 8)	1,926	1,145
Obligations under capital lease	4	—

Shareholders’ equity:
Share capital (note 9) Authorized Unlimited number of common and preference shares with no par value Common shares, 25,708,331 (2005 — 25,476,447) issued and outstanding	219,398	221,861
Additional paid-in capital	556	3,240
Warrants	1,538	1,538
Deficit	(82,857)	(73,061)
Accumulated other comprehensive loss	(820)	(746)
	137,815	152,832
	$173,980	$211,608

Commitments and contingencies (note 15)

Subsequent events (notes 15(d)(i) and 19)

See accompanying notes to consolidated financial statements.

/s/ Jason W. Cohenour	/s/ S. Jane Rowe
JASON W. COHENOUR	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

							Accumulated
							Other
			Additional				Comprehensive
	Common Shares		Paid-in	Warrants			Income
	Number	Amount	Capital	Number	Amount	Deficit	(Loss)	Total
Balance December 31, 2003	24,822,071	$214,047	$—	138,696	$1,538	$(71,309)	$(729)	$143,547
Net and comprehensive earnings	—	—	—	—	—	24,920	—	24,920
Stock option tax benefit	—	—	440	—	—	—	—	440
Stock option exercises	535,160	4,758	—	—	—	—	—	4,758
Balance December 31, 2004	25,357,231	218,805	440	138,696	1,538	(46,389)	(729)	173,665
Net loss	—	—	—	—	—	(36,468)	—	(36,468)
Unrealized loss on short and long-term investments	—	—	—	—	—	—	(91)	(91)
Comprehensive loss								(36,559)
Stock option tax benefit	—	—	116	—	—	—	—	116
Stock option exercises	119,216	593	—	—	—	—	—	593
Balance December 31, 2005	25,476,447	219,398	556	138,696	1,538	(82,857)	(820)	137,815
Net income	—	—	—	—	—	9,796	—	9,796
Net unrealized gain on short-term investments	—	—	—	—	—	—	6	6
Reclassification adjustment for realized losses on investments	—	—	—	—	—	—	68	68
Comprehensive income								9,870
Stock option exercises	231,884	2,463	(1,112)	—	—	—	—	1,351
Stock-based compensation	—	—	3,796	—	—	—	—	3,796
Balance December 31, 2006	25,708,331	$221,861	$3,240	138,696	$1,538	$(73,061)	$(746)	$152,832

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

Years ended December 31,	2004	2005	2006
Cash flows from operating activities:
Net earnings (loss)	$24,920	$(36,468)	$9,796
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities
Amortization	6,915	9,012	9,665
Stock-based compensation	—	—	3,796
Utilization of pre-acquisition tax losses	—	—	818
Deferred income tax	—	—	(118)
Non-cash restructuring and other charges	—	12,329	—
Gain on disposal	(66)	(41)	(35)
Changes in operating assets and liabilities
Accounts receivable	(1,384)	1,967	(38,196)
Inventories	(9,579)	219	(15,573)
Prepaid expenses and other assets	(3,950)	891	(2,007)
Accounts payable	(1,844)	(151)	12,637
Accrued liabilities	12,437	(5,149)	10,899
Deferred revenue and credits	62	75	211
Net cash provided by (used in) operating activities	27,511	(17,316)	(8,107)

Cash flows from investing activities:
Proceeds on disposal	69	48	92
Purchase of fixed assets	(7,120)	(8,292)	(9,102)
Increase in intangible assets	(2,123)	(2,138)	(1,646)
Purchase of long-term investments	(21,369)	(14,851)	—
Proceeds on disposal of long-term investments	46,186	—	—
Purchase of short-term investments	(21,305)	(88,320)	(71,943)
Proceeds on maturity of short-term investments	36,247	63,593	72,318
Net cash provided by (used in) investing activities	30,585	(49,960)	(10,281)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	4,758	592	1,351
Tax benefit related to stock option deduction	440	116	—
Repayment of long-term liabilities	(1,806)	(667)	(1,136)
Net cash provided by financing activities	3,392	41	215

Net increase (decrease) in cash and cash equivalents	61,488	(67,235)	(18,173)
Cash and cash equivalents, beginning of year	70,358	131,846	64,611
Cash and cash equivalents, end of year	$131,846	$64,611	$46,438

See supplementary cash flow information (note 16)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2004, 2005 and 2006

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.  Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993. We provide leading edge wireless wide area modem solutions for mobile computing. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers and rugged vehicle-mounted modems. Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, vehicle-based systems or fixed wireless terminals.

2.  Significant accounting policies

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (formerly AirPrime, Inc. and Sierra Wireless Data, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

(b)       Foreign currency translation

Our functional or primary operating currency is the United States (U.S.) dollar. We translate transactions in currencies other than the U.S. dollar at the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date. The resulting exchange rate gains and losses are recognized in earnings.

(c)        Use of estimates

In preparing the financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”), management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, stock-based compensation, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(d)       Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost.

(e)        Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge. To determine whether to recognize an impairment charge, we consider various factors, such as the significance of the decline in value, how long the investment has been below market value, changes that would impact the financial condition of the investee, and the likelihood that the investment will recover its value before it matures or is disposed of.

(f)           Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(g)       Research and development

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards (“FAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable only on the occurrence of specified future events. If such events do not occur, no repayment is required. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(h)       Long-term investments

Long-term investments are categorized as available-for-sale and are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity. These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of long-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge, as described in note 2(e) above.

(i)          Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	5	years
Research and development equipment	3	years
Tooling	3	years
Software	3-5	years
Office equipment	5	years

We amortize leasehold improvements on a straight-line basis over the shorter of the initial lease term or their useful lives.

(j)           Intangible assets

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years.

Intellectual property, customer relationships and databases

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years.

(k)       Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and at least annually is subject to a two-step impairment test. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(l)          Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(m)     Income taxes

We account for income taxes in accordance with FAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered “more-likely-than-not”, a valuation allowance is provided.

Upon the adoption of FAS No. 123(R), “Share-Based Payments”, on January 1, 2006, we recognize the tax benefits associated with the exercise of stock options by U.S. employees to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces U.S. taxes payable and all U.S. loss carryforwards have been utilized.

(n)       Stock-based compensation

Effective January 1, 2006, we adopted the Financial Accounting Standards Board (“FASB”) revised Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” (“FAS No. 123R”). Accordingly, we measure share-based compensation at the grant date based on the estimated fair value of the award using the Black-Scholes valuation model, and recognize this cost over the employee’s requisite service period. We adopted the provisions of FAS No. 123R using the modified prospective transition method, under which prior periods are not restated. The valuation provisions of FAS No. 123R apply to new awards and to awards that are outstanding on the date of adoption that are subsequently modified or cancelled. Compensation expense for unvested stock options and awards that were outstanding on January 1, 2006 will be recognized over the remaining service period based on the grant date fair value of those options and awards as previously calculated under the pro-forma disclosures of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS No. 123”).

Prior to the adoption of FAS No. 123R, we used the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the disclosure-only provisions of FAS No. 123. Under the intrinsic value method, no stock-based compensation had been recognized in our Consolidated Statements of Operations prior to January 1, 2006 because the exercise price of our stock options granted to employees and directors was equal to the market value of the underlying common shares at the date of grant.

See note 10 for further details regarding our stock-based compensation.

(o)       Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(p)       Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  If there is a change in these estimates, we adjust our accrual accordingly.

(q)       Market development costs

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available. Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Products)”.

(r)         Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(s)         Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had in-the-money outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method. Under the treasury stock method, the number of dilutive shares, if any, are determined by the proceeds from the exercise price of the options, the amount of unrecognized stock-based compensation, the estimated tax benefit that would be recognized when the options by U.S. employees are exercised, and the average market price of the shares for the period, that could be used to repurchase stock during the reporting period.

(t)          Comprehensive income (loss)

Under FAS No. 130, “Reporting Comprehensive Income”, we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) are comprised of the foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(u)       Investment tax credits

Investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(v)        Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(w)     Recent accounting pronouncements

In September 2006, FASB issued SFAS No. 157 entitled “Fair Value Measurements” (“FAS No. 157”). This statement clarifies the definition of fair value to provide greater consistency and clarity on existing accounting pronouncements that require fair value measurements, provides a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. FAS No. 157 is required to be applied for fiscal years beginning after November 15, 2007 and interim periods within that year. The impact that FAS No. 157 will have on our consolidated financial statements is not yet determinable.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”) regarding the process of quantifying financial statement misstatements.  Effective for fiscal years ending after November 15, 2006, material misstatements in the current year may result in the need to correct prior year financial statements, even if the misstatement in the prior year(s) is considered immaterial.  There is no impact from SAB No. 108 on our consolidated financial statements.

In June 2006, FASB issued FASB Interpretation No. 48, entitled “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement method for the recognition of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007. The impact that FIN 48 will have on our consolidated financial statements, if any, is not yet determinable.

3.              Restructuring and other charges

In the second quarter of 2005, we announced our decision to exit our Voq professional phone initiative. In addition to the exit of the Voq initiative, we made certain non-Voq related reductions to our operating expenses and assets. During 2005, we recorded restructuring and other charges of $18,485 as follows:

Inventory writedown	$8,556
Provision for royalty commitments	2,749
Intangible assets writedown	2,435
Workforce reduction	1,507
Fixed assets writedown	913
Facilities restructuring	1,135
Deferred tax asset writedown	500
Other	690
Total restructuring and other charges	$18,485

Of the restructuring and other charges of $18,485, $12,686 was included in cost of goods sold, $5,255 in restructuring and other expenses, $500 in income tax expense and $44 in other expense in 2005.

The inventory writedown of $8,556 was related to the writedown of Voq components and finished goods.

The provision for royalty commitments of $2,749 was related to a writedown of prepaid royalties in the amount of $937 and a further provision of $1,812 was for contractual royalty commitments.

Fixed and intangible assets impairment charges of $913 and $2,435, respectively, consisted of writedowns primarily for research and development equipment, test equipment and research and development licenses. The fixed assets and intangible assets, which were no longer required, were written down to nil.

Workforce reduction charges of $1,507 were related to the cost of severance and benefits associated with the 32 employees terminated during the second quarter of 2005. As a result of the workforce reduction, a facilities restructuring provision of $1,135 was recorded to reflect the costs related to the leased facilities that exceeded our requirements.

We increased our deferred tax asset valuation allowance by $500, thereby reducing our deferred tax asset to nil, to reflect the reduction in our deferred tax assets that we did not believe to be more likely than not to be realized.

Other charges of $690 included provisions for tooling purchase commitments that were no longer useable and professional fees incurred in connection with the restructuring activities.

By December 31, 2005, we had substantially completed the implementation of our restructuring program.

The following table summarizes the changes in the provision for prior period restructuring and other charges at December 31, 2006 and December 31, 2005:

	Total	Cost of Goods Sold	Facilities Restructuring and Other
Balance at December 31, 2004	$2,505	$—	$2,505
2005 restructuring	5,890	3,475	2,415
Increase in facilities accrual	530	—	530
Cash payments	(5,478)	(2,848)	(2,630)
Balance at December 31, 2005	3,447	627	2,820
Cash payments	(1,062)	—	(1,062)
Increase in facilities accrual	228	—	228
Other adjustments	(361)	(361)	—
Balance at December 31, 2006	$2,252	$266	$1,986

4.              Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	2005	2006	2005	2006
Government treasury bills and securities	$13,664	$19,995	$—	$—
Government bonds	—	2,522	14,867	—
Commercial paper	11,243	18,037	—	—
	$24,907	$40,554	$14,867	$—

Our short-term investments of $40,554 (2005 — $24,907) have contractual maturities ranging from three to twelve months from the date of purchase. Our long-term investments of nil (2005 — $14,867) have contractual maturities of over one year.

The following table shows the gross unrealized losses and fair values of our investments that have been in an unrealized loss position deemed to be temporary for less than and more than 12 months at December 31, 2006:

	Less than 12 Months		More than 12 Months
		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses
Government treasury bills and securities	$5,041	$2	$—	$—
Government bonds	—	—	2,522	19
	$5,041	$2	$2,522	$19

We have government-backed investments with unrealized losses. However, the duration and severity of the losses are not significant and we have the ability and intent to hold these investments until the market values recover, which may be when they mature, therefore we do not consider these investments to be other-than-temporarily impaired at December 31, 2006.

5.              Inventories

	2005	2006
Electronic components	$1,675	$7,511
Finished goods	1,641	11,378
	$3,316	$18,889

6.              Fixed assets

	2006
			Net
		Accumulated	Book
	Cost	Amortization	Value
Furniture and fixtures	$2,982	$2,482	$500
Research and development equipment	14,820	9,440	5,380
Tooling	13,742	7,933	5,809
Software	4,373	3,392	981
Leasehold improvements	2,537	2,114	423
Office equipment	735	428	307
	$39,189	$25,789	$13,400

	2005
	Cost	Accumulated Amortization & Writedown	Net Book Value

Furniture and fixtures	$2,957	$2,278	$679
Research and development equipment	15,478	9,842	5,636
Tooling	11,097	8,326	2,771
Software	7,081	5,399	1,682
Leasehold improvements	2,451	1,916	535
Office equipment	688	344	344
	$39,752	$28,105	$11,647

7.              Goodwill and intangible assets

Goodwill of $18,409 relates to the August 2003 acquisition of AirPrime, Inc. (“AirPrime”), a privately held supplier of high-speed CDMA wireless products. During 2006, goodwill decreased by $818 (2005 — nil) due to the utilization of previously unrecognized pre-acquisition tax losses. An annual impairment test has been performed, which resulted in no impairment loss.

The components of intangible assets at December 31, 2006 and 2005 are as follows:

	2006
			Net
		Accumulated	Book
	Cost	Amortization	Value

Patents and trademarks	$4,737	$1,149	$3,588
Licenses	13,840	9,118	4,722
Intellectual property	4,214	2,986	1,228
Customer relationships	940	635	305
Databases	150	101	49
	$23,881	$13,989	$9,892

	2005
	Cost	Accumulated Amortization & Writedown	Net Book Value

Patents and trademarks	$3,933	$803	$3,130
Licenses	13,051	8,046	5,005
Intellectual property	4,214	2,230	1,984
Customer relationships	940	445	495
Databases	150	71	79
	$22,288	$11,595	$10,693

The estimated aggregate amortization expense for each of the next five years is expected to be $2,770 per year.

8.              Long-term liabilities

	2005	2006
Facilities (note 3)	$2,820	$1,986
Less current portion	894	841
	$1,926	$1,145

Of the balance outstanding as at December 31, 2006, $648 (2005 — $920) is from the 2005 restructuring and $1,338 (2005 — $1,900) arises from prior restructurings.

9.              Share capital

Stock option plan

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. In April 2005, shareholders approved an amendment to the Plan whereby the maximum number of shares available for issue under the Plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that after April 2005 no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the Plan without the Company first obtaining shareholder approval. Prior to this amendment, the number of shares available for issuance was a specified, fixed amount. Based on the number of shares outstanding as at December 31, 2006, stock options exercisable into 599,061 common shares are available for future allocation under the Plan. Since the amendment to the Plan, 381,863 common shares have been added to the number of common shares currently available for issue under the Plan, which are to be applied against the limit of 1,600,000 common shares.

The Plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year or a ten-year term. Since February 1999, options have been granted with a five-year term.

Stock option activity since December 31, 2003 is presented below:

	Number of	Weighted Average
	Shares	Exercise Price
		Cdn.$	U.S.$
Outstanding, December 31, 2003	1,726,360	11.58	8.98
Granted	566,813	30.77	25.43
Exercised	(535,160)	11.74	9.70
Forfeited	(52,442)	25.98	21.47
Outstanding, December 31, 2004	1,705,571	20.71	17.12
Granted	575,422	10.70	9.18
Exercised	(119,216)	5.34	4.58
Forfeited	(362,344)	31.71	27.21
Outstanding, December 31, 2005	1,799,433	18.48	15.86
Granted	567,750	14.59	12.95
Exercised	(231,884)	6.57	5.84
Forfeited	(163,527)	18.85	16.73
Outstanding, December 31, 2006	1,971,772	16.64	14.22

Exercisable,
December 31,	end of year

2004	545,382
2005	959,717
2006	1,023,246

The following table summarizes the stock options outstanding at December 31, 2006:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$
$1.28 - $2.99 (Cdn.$1.50 — Cdn.$3.50)	139,625	0.7	$3.14	$2.68	139,625	$3.14	$2.68
$3.00 - $10.26 (Cdn.$3.51 — Cdn.$12.00)	544,266	2.8	10.15	8.68	284,207	9.88	8.44
$10.27 - $17.09 (Cdn.$12.01 — Cdn.$20.00)	670,361	3.9	14.67	12.54	100,148	15.48	13.23
$17.10 - $25.64 (Cdn.$20.01 - Cdn.$30.00)	414,720	2.0	24.02	20.53	338,320	23.93	20.45
$25.65 - $39.87 (Cdn.$30.01 - Cdn.$46.65)	202,800	2.2	34.80	29.74	160,946	34.70	29.66
	1,971,772	2.8	16.64	14.22	1,023,246	18.06	15.43

The options outstanding at December 31, 2006 expire between January 24, 2007 and December 8, 2011.

The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2006 was $5,581 and $3,320, respectively. The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option. The aggregate intrinsic value of options exercised in the year ended December 31, 2006 was $2,465 (2005 — $777; 2004 — $8,814).

Employee stock purchase plan

During 2005 we established employee stock purchase plans for U.S. and Canadian and other non-U.S employees (together, the “ESPP Plans”) to enable eligible employees and directors to acquire common shares over the facilities of the Toronto Stock Exchange and Nasdaq. The ESPP Plans do not allow the issuance of common shares from treasury. Eligible employees and directors may contribute up to 10% of base compensation to purchase common shares on the public markets. Under the U.S. plan, the purchase price to be paid by an eligible employee is 85% of the fair market value of the common shares, with us contributing the other 15%, plus any applicable commissions or transactional costs. The maximum number of common shares that can be purchased under the U.S. plan is 50,000 Common Shares. Under the non-U.S. plan we contribute an amount equal to 20% of the employee’s contribution, plus any applicable commissions or transactional costs. The ESPP Plans purchase shares at certain plan-defined dates. In 2006 participants purchased at total of 15,639 (2005 — 17,832) Common Shares at a weighted-average price of U.S.$13.36 (2005 — U.S.$9.25) per share.

Warrants

There are outstanding warrants to purchase 138,696 of our common shares at Cdn. $20.49 per share. The warrants are exercisable for a term of five years from December 30, 2003. The warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (see note 15(b)(iv)).

10.  Stock-based compensation

The following table summarizes the classification of the stock-based compensation expense recognized in the year ended December 31, 2006:

2006
Cost of goods sold	$377
Sales and marketing	493
Research and development, net	746
Administration	2,180
Stock-based compensation expense	$3,796

As of December 31, 2006, there was $6,587 of unrecognized compensation cost related to non-vested stock-based compensation, which is to be recognized over a weighted average period of 1.3 years.

We calculate the fair value of stock options granted under the provisions of FAS No. 123R using the Black-Scholes valuation model. Under this method, the weighted average fair value of stock options granted in 2006 was $7.98 using the following assumptions:

2006
Expected dividend yield	0
Expected stock price volatility	75%
Risk-free interest rate	4.19%
Expected life of options	4 years

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour.

Under FAS No.123R stock-based compensation is recognized based on awards expected to vest, and is reduced for estimated forfeitures. We estimate forfeitures at the time of grant, and if necessary, revise that estimate if actual forfeitures differ. Prior to 2006, forfeitures were accounted for as they occurred.

The following table summarizes the pro-forma effect of stock-based compensation for fiscal 2005 and 2004 as if the fair value method of accounting for stock compensation had been applied. Due to the adoption of FAS No. 123R on January 1, 2006, such pro-forma disclosure is not required for 2006.

	2004	2005
Net earnings (loss):
As reported	$24,920	$(36,468)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(5,591)	(7,615)
Pro-forma	$19,329	$(44,083)

Basic earnings (loss) per share:
As reported	$0.99	$(1.44)
Pro-forma	0.77	(1.74)

Diluted earnings (loss) per share:
As reported	$0.96	$(1.44)
Pro-forma	0.75	(1.74)

In 2005, the Board of Directors approved the accelerated vesting of certain “out-of-the-money” stock options previously granted under the Company’s stock option plan to participants other than board members and executive officers of the Company. In aggregate, the vesting of stock options to purchase a total of 175,650 common shares with an exercise price of US$14.25 (Cdn.$16.82) per share or higher, being 25% above the trading price at the time of the Board of Directors’ approved this initiative, was accelerated and these became fully exercisable in November 2005. These options would otherwise have vested over time periods ranging up to December 2008. Accelerating the vesting of certain stock options resulted in the inclusion of approximately $2,300 in the pro-forma stock-based compensation expense.

The weighted average fair value of stock options granted during the years ended December 31, 2005 and 2004 was $5.94 and $16.71, respectively, using the Black-Scholes option-pricing model with the following assumptions:

Years ended December 31,	2004	2005
Expected dividend yield	0	0
Expected stock price volatility	93%	85%
Risk-free interest rate	3.76%	3.43%
Expected life of options	4 years	4 years

11.       Financial instruments

Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short and long-term investments are carried at fair market value; their book values for December 31, 2006 were $40,571 (2005 — $24,909) and nil (2005 — $14,956), respectively. Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue. In 2006, two customers accounted individually for more than 10% of our revenue and, in aggregate, these customers represented 40% of our revenue. In the years ended 2005 and 2004, two different customers individually accounted for more than 10% of our revenue.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper is uninsured. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

Letter of credit

During 2006, we obtained a letter of credit to ensure the performance of a third party in accordance with specified terms and conditions. At December 31, 2006, we had $3,237 outstanding under the letter of credit, which approximates the fair value.

Line of credit

During 2006, we had an unsecured revolving demand facility for $10,000, which bears interest at prime per annum. The balance at December 31, 2006 and 2005 was nil and this facility was not utilized during either fiscal 2006 or fiscal 2005.

12.       Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2005	2006
Deferred tax assets
Fixed assets	$933	$1,063
Loss carryforwards	19,601	15,044
Capital loss carryforwards	—	4,618
Scientific research and development expenses	13,715	15,134
Share issue costs	737	332
Reserves and other	3,287	2,611
Total gross deferred tax assets	38,273	38,802
Less valuation allowance	38,273	38,684
Net deferred tax assets	$—	$118

We believe that realization of our net deferred tax assets is more likely than not. In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2006, we had approximately $19,654 of non-capital loss carryforwards for Canadian tax purposes that, if unutilized, will expire at various dates beginning in fiscal 2010 and ending in fiscal 2015. Also, we have approximately $14,898 of capital loss carryforwards for Canadian tax purposes that are available, indefinitely, to be deducted against future Canadian taxable capital gains. As well, we have approximately $39,812 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely and investment tax credits of approximately $22,633 available to offset future Canadian federal and provincial income taxes payable. The investment tax credits expire commencing in 2010 until 2016.

In addition, at December 31, 2006, net operating loss carryforwards for our foreign subsidiaries were $25,785 for United States income tax purposes and $654 for U.K. income tax purposes. These carryforwards expire in various amounts commencing in 2019 through 2025. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  We also have approximately $1,660 of research and development credits available to be deducted against future United States taxable income.  The research and development credits expire commencing in 2023 until 2025.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2004	2005	2006
Combined Canadian federal and provincial income taxes at expected rate of 34.1% (2005 — 34.85%, 2004 — 35.6%)	$10,437	$(13,038)	$3,699
Permanent and other differences	(126)	468	1,028
Unrecognized tax assets	(5,780)	10,965	(3,387)
(Income) loss subject to tax at rates lower than statutory rate	(133)	160	(176)
Writedown (recognition) of deferred tax asset	—	500	(118)
	$4,398	$(945)	$1,046

Our provisions for income taxes consist of the following:

	2004	2005	2006
Current
Canadian	$357	$(42)	$(91)
Foreign	4,041	(1,403)	1,255
Total current	4,398	(1,445)	1,164
Deferred
Canadian	(500)	500	—
Foreign	500	—	(118)
Total deferred	—	500	(118)
Income tax expense (recovery)	$4,398	$(945)	$1,046

13.       Research and development

	2004	2005	2006
Gross research and development	$25,200	$30,390	$32,094
Government research and development funding	(2,643)	(893)	—
Government research and development repayments	1,970	868	1,993
	$24,527	$30,365	$34,087

14.       Earnings (loss) per share

The weighted-average numbers of shares outstanding (in thousands) used in the computation of earnings (loss) per share are as follows:

	2004	2005	2006
Weighted-average shares used in computation of basic earnings (loss) per share	25,212	25,385	25,609
Weighted-average shares from assumed conversion of dilutive options	852	—	248
Weighted-average shares used in computation of diluted earnings (loss) per share	26,064	25,385	25,857

15.       Commitments and contingencies

(a) Operating leases

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2006 as follows:

	Cdn.$	U.S.$
2007	$3,524	$3,012
2008	3,393	2,900
2009	2,597	2,220
2010	2,587	2,211
2011	1,453	1,242
Thereafter	112	96
	$13,666	$11,681

(b) Contingent liability on sale of products

(i)                  Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)               We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)            Under certain research and development funding agreements, we are contingently liable to repay up to $3,168. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)           Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. As all funds available under this program were earned prior to 2004, during the years ended December 31, 2006, 2005 and 2004, we claimed nil. During the year ended December 31, 2006, we recorded, in research and development expense, the accrued repayment of  $1,977 (2005 — $850; 2004 — $1,904). In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model. The warrants are exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003. As of December 31, 2006, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement is effective April 2003. During the year ended December 31, 2006, we claimed nil (2005 — $893; 2004 — $2,643), which has been recorded as a reduction of research and development expense. With the termination of the Voq professional phone initiative in the second quarter of 2005 no further TPC funding is anticipated. During the year ended December 31, 2006, we recorded, in research and development expense, the accrued repayment of $16 (2005 — $18; 2004 — nil). Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011. The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events. If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014. No cash repayments were made in 2006 or 2005.

(v)              We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2003	$2,341
Provisions	2,785
Expenditures	(2,185)
Balance, December 31, 2004	2,941
Provisions	1,898
Expenditures	(2,206)
Balance, December 31, 2005	2,633
Provisions	3,522
Expenditures	(3,550)
Balance, December 31, 2006	$2,605

(c)  Other commitments

We have entered into purchase commitments totalling approximately $77,479 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2007 and March 2007. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)    Legal proceedings

(i)                  Sierra Wireless America, Inc., as successor to AirPrime, Inc., is named as a defendant in a class action complaint for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The settlement of this litigation was approved by the Superior Court of the State of California for the County of San Diego in February 2007. The settlement, which will be recorded once the appeal period has ended, will have no net effect on our income statement. If the judgment of the Court does not become final due to a successful appeal, the litigation will continue and although there can be no assurance that an unfavourable outcome of the dispute would not a have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

(ii)               The Company and certain of our current and former officers are named as defendants in several class action complaints for alleged violations of federal securities laws, which are consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York. The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the Company and the other defendants filed a motion to dismiss on April 7, 2006. To date, the Court has not considered the motion to dismiss. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any. However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1,000. Accordingly, we accrued $1,000 in the year ended December 31, 2005.

(iii)            We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

16.       Supplementary information

	2004	2005	2006
(a) Cash flow information:
Cash received
Interest	$1,660	$2,792	$4,204
Income taxes	4	1,590	717
Cash paid for
Interest	32	59	19
Income taxes	2,649	470	247
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	1,238	24	—

(b) Allowance for doubtful accounts:
Opening balance	$2,230	$2,468	$1,561
Bad debt expense	366	(36)	315
Write offs and settlements	(128)	(871)	(9)
Closing balance	$2,468	$1,561	$1,867

(c) Other:
Rent expense	$2,004	$2,168	$2,334
Foreign exchange gain (loss)	333	(951)	911

17.       Segmented information

We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

	2004	2005	2006
PC card	$125,604	$74,495	$156,512
Embedded modules	70,044	13,419	51,888
Mobile	10,451	14,154	7,082
Other	3,718	5,076	5,803
Research and development funding	1,388	—	—
	$211,205	$107,144	$221,285

As at December 31, 2006, 34% (2005 — 43%) of our fixed assets are in Canada. In the year ended December 31, 2006, product sales in the Americas were 64% (2005 — 69%; 2004 — 89%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users. The approximate sales to the significant channels are as follows:

	2004	2005	2006
Customer A	less than 10%	$17,545	$25,502
Customer B	less than 10%	20,585	62,747
Customer C	$55,718	less than 10%	less than 10%
Customer D	52,755	less than 10%	less than 10%

18.       Differences between United States and Canadian GAAP

New Canadian securities regulations provide that financial statements filed by an SEC issuer may be prepared in accordance with United States GAAP provided that, if the SEC issuer previously filed or included in a prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods presented.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had our consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net earnings (loss) between U.S. GAAP and Canadian GAAP for the years ended December 31, 2006, 2005, and 2004:

Years ended December 31,	2004	2005	2006

Net earnings (loss) under U.S. GAAP	$24,920	$(36,468)	$9,796
Stock-based compensation expense (a)	(5,591)	(7,615)	—
Realization of previously recognized losses on short-term investments (d)	—	—	68
Unrealized loss on short and long-term investments (d)	—	(91)	(20)
Stock option tax benefit difference (h)	51	75	—
Net earnings (loss) under Canadian GAAP	$19,380	$(44,099)	$9,844

Earnings (loss) per share under Canadian GAAP
Basic	$0.77	$(1.74)	$0.38
Diluted	$0.75	$(1.74)	$0.38

The most significant balance sheet differences between U.S. GAAP and Canadian GAAP are as follows:

December 31,	2005	2006

Share capital under U.S. GAAP	$219,398	$221,861
Stock-based compensation expense (a)	4,250	4,250
Foreign currency translation (g)	(1,223)	(1,223)
Share capital under Canadian GAAP	$222,425	$224,888

Additional paid-in capital under U.S. GAAP	$556	$3,240
Stock-based compensation expense (a)	47,960	47,960
Stock option tax benefit difference (h)	(126)	(126)
Contributed surplus under Canadian GAAP	$48,390	$51,074

Deficit under U.S. GAAP	$(82,857)	$(73,061)
Foreign currency translation (g)	978	978
Stock-based compensation expense (a)	(52,210)	(52,210)
Unrealized loss on short and long-term investments (d)	(91)	(43)
Stock option tax benefit difference (h)	126	126
Deficit under Canadian GAAP	$(134,054)	$(124,210)

Cumulative translation adjustments under U.S. GAAP	$(820)	$(746)
Foreign currency translation (g)	245	245
Loss on short and long-term investments (d)	91	17
Cumulative translation adjustments under Canadian GAAP	$(484)	$(484)

(a)              Stock-based compensation

(i)                   Effective January 1, 2006, we adopted FAS No. 123R, under which we measure stock-based compensation at the grant date based on the estimated fair value of the award using the Black-Scholes valuation model, and recognize this cost over the employee’s requisite service period.  Accordingly, there is no Canadian GAAP difference in 2006. Prior to 2006, under U.S. GAAP, we elected under FAS No. 123 to account for employee stock options using the intrinsic value method. This method is described in APB 25 and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense was required to be recognized under APB 25.

(ii)                Effective January 1, 2004, under Canadian GAAP, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings. We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan.

(b)              Research and development

Under U.S. GAAP, we expense research and development costs as they are incurred. Under Canadian GAAP, we expense research costs as they are incurred.  Development costs are expensed unless they meet certain specified criteria for deferral and amortization. No development costs have been deferred during the years ended December 31, 2006, 2005 and 2004, as the criteria for deferral were not met.

(c)               Other comprehensive income (loss)

Under U.S. GAAP, we report comprehensive income (loss) in accordance with the provisions of Statement of Financial Accounting Standards No. 130 entitled “Reporting Comprehensive Income”. Under Canadian GAAP, we are not required to report comprehensive income (loss).

(d)              Short and long-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains (losses) being recorded in other comprehensive income (loss), and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value, with unrealized losses recorded in net earnings (loss).

(e)               Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law.  Under Canadian GAAP, substantively enacted tax rates are used. There has been no impact to any of the numbers in the years ended December 31, 2006, 2005 and 2004.

(f)                 Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the years ended December 31, 2006, 2005 and 2004, no investment tax credits were recorded.

(g)              Foreign currency translation

During the year ended December 31, 1999, the Company changed its reporting and functional currency from Canadian dollars to U.S. dollars. Under U.S. GAAP, the shareholders’ equity accounts were translated into U.S. dollars at the rate in effect at the original transaction date, while under Canadian GAAP, all amounts were translated into U.S. dollars at the rate in effect on December 31, 1999.

(h)              Stock option tax deduction

The tax benefit related to the stock option deduction is calculated as the difference between the cumulative accounting deduction and the tax deduction. Because the accounting deduction is calculated differently under U.S. and Canadian GAAP prior to the adoption of FAS No. 123R, the tax benefit recorded for accounting purposes is also different under each GAAP prior to 2006.

19.       Subsequent event

On March 6, 2007, we announced a definitive agreement to acquire 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately held supplier of high value fixed and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  Under the terms of the definitive agreement, Sierra Wireless will pay $10.0 million of cash consideration, subject to customary closing adjustments, and will issue approximately 1.3 million shares of Sierra Wireless to the shareholders of AirLink.  The completion of the combination is expected by the end of June 2007.

Executive Officers	Officers	Directors

Jason W. Cohenour President and Chief Executive Officer	Steve Blaine Senior Vice President, Engineering	Gregory D. Aasen (3) Chief Strategy Officer PMC-Sierra

David G. McLennan Chief Financial Officer and Secretary	Bill G. Dodson Senior Vice President, Operations	Paul G. Cataford (1) , (2) President and Chief Executive Officer University Technologies International, Inc.

James B. Kirkpatrick Chief Technical Officer	Dan Schieler Senior Vice President, Worldwide Sales	Peter Ciceri (1) , (3) President Custom House Global Foreign Exchange

Trent H. Punnett Senior Vice President, Marketing and Corporate Development	Mike Ardelan Vice President, North American Enterprise and OEM Sales	Charles E. Levine (2), (3) Chairman of the Board

	Steve Burrington Vice President, Worldwide Systems Engineering	S. Jane Rowe (1) Executive Vice President, Domestic Personal Lending & Insurance President & CEO Scotia Mortgage Corporation

	Jocelyn Chang Vice President, Finance	David B. Sutcliffe (2) Corporate Director

	Evan Jones Vice President, Engineering	Kent Thexton (3) Executive Chairman SEVEN Networks, Inc.

	Jim Lahey Vice President, Europe, Middle East and Africa	Jason Cohenour President and Chief Executive Officer Sierra Wireless, Inc.

Mike O’Brien Vice President, North American Carrier and Distribution Sales

Jin Pak Vice President, Sales, Asia Pacific and Central and Latin America

	Pat Watson Vice President, Human Resources	(1) Audit Committee (2) Governance and Nominating Committee (3) Human Resources Committee

Rich Winters Vice President, Supply Chain

General Counsel	Transfer Agent
Blake, Cassels & Graydon LLP Vancouver, BC	Computershare Investor Services Inc. Vancouver, BC

US Counsel	Share Information
Davis Wright Tremaine LLP	The common shares of Sierra Wireless,	Head Office
Portland, Oregon	Inc. are listed for trading under the	Sierra Wireless, Inc.
	symbol SW on The Toronto Stock	13811 Wireless Way
	Exchange and under SWIR on The	Richmond
Intellectual Property Lawyers	Nasdaq Global Market.	British Columbia
Thelen Reid & Priest LLP		Canada V6V 3A4
San Jose, California	Annual General Meeting
	The Annual General Meeting for the	Telephone 604 231 1100
Auditors	shareholders of Sierra Wireless, Inc.
KPMG LLP	will be held on May 2, 2007	Facsimile 604 231 1109
Vancouver, BC	at 10:00 a.m. at the Company’s head
	office in Richmond, British Columbia.	Website www.sierrawireless.com